Exhibit 99.1
NEWS RELEASE
FASKEN MARTINEAU DUMOULIN LLP TO
OCCUPY 150,000 SQUARE FEET AT BAY
ADELAIDE CENTRE DEVELOPMENT, BRINGING
PRE-LEASING LEVEL TO 57%
TORONTO, December 4, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX), today announced that law firm Fasken Martineau DuMoulin LLP has agreed to a 20-year lease at the company’s Bay Adelaide Centre development in downtown Toronto. The firm will occupy no less than 150,000 square feet, and has the option of increasing their presence to 170,000 square feet prior to December 31, 2007.
“We are pleased that we were able to secure a long-term agreement with the well-respected firm of Fasken Martineau DuMoulin,” said Ric Clark, President and CEO of Brookfield Properties.
Fasken will join previously signed tenants KPMG LLP and Goodmans LLP in the first phase of the project, Bay Adelaide Centre West — a 50‑story, 1.1 million square foot LEED Gold tower which is currently under construction and on schedule for completion in the second half of 2009. The Fasken signing brings the building to a pre-leased level of 57%.
“We feel Fasken made a great choice in selecting the Bay Adelaide Centre — a well-located, innovative and environmentally friendly building — as their new home,” said Tom Farley, President and COO, Canadian Commercial Operations for Brookfield Properties.
Brookfield Properties announced earlier this year that the entire 2.6 million square foot Bay Adelaide Centre development — the first new development in Toronto’s downtown core since Brookfield Place was completed in 1992 — is planned to be built to a LEED Gold standard, as specified by the Canada Green Building Council (CaGBC).
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office portfolio is comprised of interests in 110 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally-located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Profile
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The property portfolio is comprised of interests in 29 commercial properties totaling 19.5 million square feet and five development sites totaling 5.6 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.